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Exhibit 21.1

SUBSIDIARIES OF EXCO RESOURCES, INC.

Entity Name	State or Province of Incorporation
Addison Energy Inc.	Alberta, Canada
EXCO Investment I, LLC	Delaware
EXCO Investment II, LLC	Delaware
EXCO Operating, LP	Delaware
EXCO (Delaware), Inc.	Delaware
Taurus Acquisition, Inc.	Texas

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  Exhibit 21.1
SUBSIDIARIES OF EXCO RESOURCES, INC.